SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NOVAN, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

66988N106

(CUSIP Number)

Joseph H. Moglia

c/o Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66988N106	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,611,249(1)
	8	SHARED VOTING POWER 260,962(2)
	9	SOLE DISPOSITIVE POWER 4,611,249(1)
	10	SHARED DISPOSITIVE POWER 260,962(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,872,211(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)

Does not include 2,585,000 shares of Common Stock underlying common warrants, including 310,000 shares of Common Stock underlying common warrants issued in January 2018 held by Mr. Moglia, 375,000 shares of Common Stock underlying common warrants issued in January 2018 held by the Moglia Family Foundation, and 1,900,000 shares of Common Stock underlying common warrants issued in March 2020 held by Mr. Moglia.

(2)	Does not include 55,000 shares of Common Stock underlying common warrants issued in January 2018 held by family trusts.

CUSIP No. 66988N106	13D	Page 3 of 5 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Mr. Joseph H. Moglia on March 13, 2020, as amended (this “Statement” or “Schedule 13D”), with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Novan, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as beneficially held by Mr. Moglia, including brokerage commissions, was approximately $7,533,440. The source of funds was personal funds.

Item 4.	Purpose of Transaction.

On March 24, 2020, as reported by the Company, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors, pursuant to which the Company agreed to sell and issue, in a registered direct offering priced at the market, an aggregate of 18,604,652 shares of Common Stock (or pre-funded warrants to purchase shares of Common Stock in lieu thereof). The purchase price for each share of Common Stock was $0.43. The offering closed on March 26, 2020. The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is listed as Exhibit 99.3 to this Statement and is incorporated herein by reference.

In the offering, Mr. Moglia purchased 1,000,000 shares of Common Stock at a purchase price of $0.43 per share, for an aggregate purchase price of $430,000.

Mr. Moglia acquired the securities reported in this Statement for investment purposes. Mr. Moglia may in the future acquire additional shares of Common Stock or other securities of the Company or dispose of some or all of the shares of Common Stock or other securities of the Company that he holds in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable. Mr. Moglia may engage in short selling or hedging or similar transactions with respect to the Company’s securities, on such terms and at such times as he may deem advisable, subject to applicable law.

Mr. Moglia may engage in discussions with the board and management of the Company regarding its business and affairs. Except as set forth herein, Mr. Moglia does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Moglia reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investment in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Moglia beneficially holds in the aggregate 4,872,211 shares of Common Stock, which represents approximately 7.2% of the Company’s outstanding shares of Common Stock.

Mr. Moglia directly holds 3,750,000 shares of Common Stock. Mr. Moglia may be deemed to beneficially hold an additional 861,249 shares of Common Stock through the Moglia Family Foundation, which is a charitable foundation for which Mr. Moglia is the sole trustee, and an additional 260,962 shares of Common Stock through family trusts founded by Mr. Moglia for the benefit of his family members.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 67,361,736 shares of Common Stock reported by the Company to be outstanding immediately after the offering (excluding pre-funded warrants) in the Company’s Prospectus Supplement filed with the Securities and Exchange Commission on March 25, 2020, pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended.

CUSIP No. 66988N106	13D	Page 4 of 5 Pages

The shares of Common Stock disclosed in this Statement as beneficially held do not include shares of Common Stock issuable upon the exercise of 2,640,000 outstanding common warrants issued in January 2018 and March 2020 and held by Mr. Moglia, the Moglia Family Foundation and the family trusts, as described below, due to the beneficial ownership limitations included in the warrants.

Mr. Moglia directly holds common warrants issued in January 2018 to purchase 310,000 shares of Common Stock, the Moglia Family Foundation directly holds 375,000 common warrants issued in January 2018 to purchase shares of Common Stock, and Mr. Moglia’s family trusts hold common warrants issued in January 2018 to purchase 55,000 shares of Common Stock. The January 2018 common warrants were issued by the Company on January 9, 2018, at a public offering price of $3.80 per share of Common Stock and accompanying warrant. The exercise price of the January 2018 common warrants is $4.66 per share, and such warrants expire four years from the date of issuance (i.e., January 9, 2022). The warrant agreement for the January 2018 common warrants limits the exercisability of the warrants if, upon exercise, the warrant holder or any of its affiliates would beneficially own more than 4.99% (or an amount up to 9.99% if the holder so elects) of the Company’s Common Stock. The January 2018 common warrants held by Mr. Moglia have the initial exercise limitation set at 4.99% of the Company’s outstanding shares of Common Stock. The foregoing description of the January 2018 common warrant is not complete and is qualified in its entirety by reference to the full text of the form of January 2018 common warrant, which is listed as Exhibit 99.1 to this Statement and is incorporated herein by reference.

Mr. Moglia also directly holds common warrants issued in March 2020 to purchase 1,900,000 shares of Common Stock. The March 2020 common warrants were issued by the Company on March 3, 2020, at a public offering price of $0.30 per share of Common Stock and accompanying warrant. The exercise price of the March 2020 common warrants is $0.30 per share, and such warrants expire five years from the date of issuance (i.e., March 3, 2025). The warrant agreement for the March 2020 common warrants limits the exercisability of the warrants if, upon exercise, the warrant holder or any of its affiliates would beneficially own more than 4.99% (or an amount up to 9.99% if the holder so elects) of the Company’s Common Stock. The common warrants held by Mr. Moglia have the initial exercise limitation set at 4.99% of the Company’s outstanding shares of Common Stock. The foregoing description of the March 2020 common warrant is not complete and is qualified in its entirety by reference to the full text of the form of March 2020 common warrant, which is listed as Exhibit 99.2 to this Statement and is incorporated herein by reference.

(c) On March 24, 2020, Mr. Moglia purchased 1,000,000 shares of Common Stock in a registered direct offering at a purchase price of $0.43 per share. Other than this purchase, no transactions have been effected by Mr. Moglia, the Moglia Family Foundation or the family trusts in the Common Stock since the filing of the Schedule 13D on March 13, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 4 and 5(a) above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

99.1	Form of Common Warrant (January 2018) (incorporated by reference from Exhibit 4.1 to Company’s Form 8-K filed January 9, 2018).

99.2	Form of Common Warrant (March 2020) (incorporated by reference from Exhibit 4.1 to Company’s Form 8-K filed March 3, 2020).

99.3	Form of Securities Purchase Agreement, dated March 24, 2020, by and between the Company and each Purchaser thereto (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed March 26, 2020).

CUSIP No. 66988N106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 27, 2020

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia